Mail Stop 3561

                                                                 September 24,
2018


    Adeline Gu
    Chief Financial Officer
    China Recycling Energy Corporation
    4/F, Tower C
    Rong Cheng Yun Gu Building
    Keji 3rd Road, Yanta District
    Xi'an City, Shaanxi Province
    China 710075

            Re:    China Recycling Energy Corporation
                   Form 10-K for the Fiscal Year Ended December 31, 2017 Filed April 13, 2018
                   Response Dated September 20, 2018
                   File No. 1-34625

    Dear Ms. Gu:

           We have reviewed your September 20, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

           After reviewing your response to these comments, we may have additional comments.
    Unless we note otherwise, our references to prior comments are to comments in our September
    7, 2018 letter.

    Item 8. Financial Statements and Supplementary Data

    1. Organization and Description of Business

    Erdos TCH   Joint Venture, page F-6

        1. We reviewed your response to comment 1. Please explain to us in detail how you concluded the modification did not change the classification of the lease referencing authoritative literature that supports your conclusion. Please also clarify for us whether
 Adeline Gu
China Recycling Energy Corporation
September 24, 2018
Page 2

       you considered payments based on actual electricity sold as minimum lease payments when evaluating the modified terms referencing authoritative literature that supports your conclusion. If so, tell us what minimum payments you assumed and how you estimated such amounts. In addition, please explain your accounting conclusions and show us how your financial statements would change had you not considered payments based on actual electricity sold as minimum lease payments. Finally, please explain why you believe
       ASC 450-20-25-2 should be considered when evaluating this transaction.

      You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202)
551-3344 with any questions.


                                                           Sincerely,

                                                           /s/ William H.
Thompson

                                                           William H. Thompson
                                                           Accounting Branch
Chief
                                                           Office of Consumer
Products